Faegre Baker Daniels LLP

2200 Wells Fargo Center 90 South Seventh Street

Minneapolis Minnesota 55402-3901

Phone +1 612 766 7000

Fax +1 612 766 1600

May 1, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	AV Homes, Inc.
Registration Statement on Form S-3
File No. 333-187763

Ladies and Gentlemen:

On behalf of AV Homes, Inc., a Delaware corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement, marked to show changes from the Registration Statement as filed on April 5, 2013. The Registration Statement has been revised in response to the Staff’s comments and generally updates certain other information.

In addition, we are providing the following responses to your comment letter, dated April 25, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italicized text below. The responses and information described below are based upon information provided to us by the Company.

General

1.

We note your disclosure on page three stating that the debt securities may be converted into “other securities” and that the warrants may entitle the holders to purchase “other securities.” We further note that Section 2.05(15) in both the Indenture governing the Senior Debt Securities and the Form of Indenture for the Subordinated Debentures suggests that the debt securities may be convertible into, or exchangeable for, securities of entities unaffiliated with the company. Please note that even if an exemption is available for the offer and sale of third-party securities, you may need to provide

Securities and Exchange Commission

May 1, 2013

information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. See Question 203.03 of the Securities Act Sections Compliance and Disclosure Interpretations and the Morgan Stanley & Co., Incorporated No-Action Letter (June 24, 1996). If you wish to include the third-party securities, please provide us with your analysis as to why registration under the Securities Act is not required, and include the required third-party information in the prospectus. If you do not wish to register third-party securities underlying any debt securities or warrants, please clarify this in the prospectus.

Response: The Company supplementally advises the Staff that it does not intend for the underlying securities to include any third-party securities. In response to the Staff’s comment, the Registration Statement has been revised on page 3 of the prospectus to clarify that the underlying securities will include only securities of the Company.

Legal Opinion

2.	Please have counsel revise the legal opinion to opine on the units that you are registering. See Section II.B.1.h of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: In response to the Staff’s comment, the legal opinion of Faegre Baker Daniels LLP has been revised to opine on the units that the Company is registering. The revised legal opinion is included as Exhibit 5.1 to Amendment No. 1.

Please do not hesitate to call Sonia Shewchuk at (612) 766-7810 or Dawn Holicky Pruitt at (612) 766-7103 if you have any questions or if you would like to discuss.

Very truly yours,

FAEGRE BAKER DANIELS LLP

By:	/s/ Dawn Holicky Pruitt
Dawn Holicky Pruitt

Cc:	Dave M. Gomez, Executive Vice President and General Counsel, AV Homes, Inc.